Three Embarcadero Center
Seventh Floor
San Francisco, CA 94111-4024
Telephone 415.434.1600
Facsimile 415.217.5910
www.howardrice.com
December 12, 2006	Writer’s Information:
Julia Vax
Direct: 415.399.3174
jvax@howardrice.com

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 “F” Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	World Heart Corporation
Registration Statement on Form S-3, File No. 333-138872
Filed November 21, 2006

Dear Mr. Mancuso:

On behalf of World Heart Corporation (the “Company”), this letter is in response to your letter, dated December 11, 2006, setting forth the Staff’s comments regarding the Company’s Registration Statement on Form S-3, file number 333-138872, filed by the Company on November 21, 2006 (the “Registration Statement”).  The text of the Staff’s comments has been included in this letter, for your convenience.

1.                             Staff Comment:  We note your reference to an offering of 11,000,000 common shares “or interests in the common shares” on the prospectus cover and in your plan of distribution disclosure. However, these “interests” are not included in the fee table or addressed in exhibit 5.1.  Please tell us about the nature of the interests, and explain why you have not included them elsewhere in this filing.

Response:       The Company hereby advises the Staff that there are no special “interests” in the common shares that are being registered in this filing and, accordingly, will remove all references to “interests in the common shares” throughout the prospectus. The Company further respectfully requests that it be allowed to make these changes in the final prospectus that the Company intends to file pursuant to Rule 424 after the Registration Statement is declared effective, rather than being required to file a pre-effective amendment to the Registration Statement.

2.                             Staff Comment:  We note the terms of the November 2006 purchase agreement filed as exhibit 4.2. Please be advised that any future registration statements that you file to register additional shares for resale for the selling shareholders or their affiliates might cast doubt on whether the entire series of dealings with the selling shareholders, including the shares offered by this registration statement, was a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) given the nature and size of the transaction.

Response:       The Company hereby respectfully acknowledges the Staff’s comment and notes that it is aware of the Staff’s interpretations concerning the availability of Rule 415. The Company submits that it has carefully considered the circumstances of its private placement transaction entered into in November 2006 (the “Private Placement”) and believes that, despite the large number of shares being issued in the Private Placement, it should be permitted to register the shares for resale purposes by the selling shareholders who received the shares in the Private Placement because it would be an offering “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” as permitted by Rule 415(a)(1)(i).  The Company understood that the Staff had previously advised through its telephonic interpretations that the determination of whether an offering is a valid secondary offering for the purposes of Rule 415 is a facts and circumstances analysis to be evaluated on a case-by-case basis.

The Company believes that the registration represents a valid secondary offering by the selling shareholders, rather than a conduit for any primary offering by the Company for the reasons set forth below.

Over the last several months, the Company has been attempting to raise additional capital through a private placement or a strategic partnership in order to support its continuing operations, including the advancement of its next generation products, such as the Levacor Rotary Ventricular Assistive Device, or VAD, into human clinical trials. The Company believes that it will require approximately $10-15 million to advance the Levacor Rotary VAD into human clinical trials in the United States, the completion of which is necessary to obtain regulatory approvals.  Following months of tireless efforts, after all other options had been exhausted, the Company was able to enter into the Private Placement for approximately $14.1 million, of which $2.75 million was received by the Company in connection with the closing of the first tranche of the Private Placement on November 16, 2006 in exchange for the issuance of 11,000,000 common shares. These 11,000,000 shares are being registered pursuant to the Registration Statement.

The receipt of the remaining funds by the Company and the issuance of the remaining shares is subject to shareholder approval pursuant to the requirements of the Nasdaq Stock Market and the Toronto Stock Exchange on both of which the Company’s common shares are listed. The shareholder vote is scheduled to take place on December 20, 2006 at the Company’s Annual and Special Shareholders’ Meeting, and if approval is received, the second closing of the Private Placement is expected to occur shortly thereafter.

All of the terms of the Private Placement, including without limitation the purchase price and the resale registration rights, were established in vigorous arm’s-length negotiations between the parties, with the investors and the Company represented by separate counsel. The transaction was unanimously approved by the Company’s Board of Directors consisting of a majority of independent directors. The large number of shares being issued was driven primarily by the

Company’s capital needs for further development of its next generation products based upon the best per share price that it was able to negotiate under the circumstances, which resulted in a significant discount to the then trading price of the Company’s shares. However, the Private Placement involves the issuance of common shares only, with no warrants or other associated convertible securities and no price-based adjustments or conversion features.

The investors participating in the first closing of the Private Placement had no prior relationship or other affiliations with the Company and at the time of the transaction did not own any stock of the Company. The number of shares issued in the first closing represented less than 20% of the Company’s then outstanding shares, and therefore did not require shareholder approval.  The investors in the first tranche do not have any Board of Directors representation rights or any other indicia of control over the Company, contractual or otherwise. Upon the closing of the second tranche of the Private Placement, in which the first tranche investors are not participating, these investors will own together less than 10% of the Company’s outstanding shares.

None of the investors participating in the Private Placement (either in the first or the second tranche) are in the business of underwriting securities, though the investors in the second tranche are largely the existing shareholders of the Company, some of whom already owned a significant percentage of the Company’s stock. The overall number of investors is relatively limited, consistent with a private placement of securities, rather than a primary public offering by a company. Certain of the Company’s officers also participated in a very small proportion of the offering as part of their good faith show of support for the Company. Further, to the Company’s knowledge, with the exception of the shares being issued as compensation to the placement agent who assisted the Company with the Private Placement, none of the investors participating in the Private Placement is a broker-dealer.

The Company respectfully submits that the Staff had previously allowed sales by affiliates of an issuer through secondary offerings on Form S-3, even in circumstances where such affiliates owned more than 50% of the issuer’s securities. None of the investors participating in the Private Placement will own in excess of 29% of the Company’s shares upon the completion of the Private Placement, and many will own significantly less. Some of the investors in the Private Placement are individuals, while others are entities. The terms of the Private Placement also did not include any Board of Directors representation rights or other contractual provisions enabling control over the Company.

Therefore, the Company respectfully submits that the registration of the shares issued in the Private Placement for resale purposes by the selling shareholders, pursuant to this Registration Statement filed with respect to the shares issued in the first tranche, as well as the additional registration statement that the Company is required to file in accordance with the terms of the Private Placement after the closing of the second tranche, represents a valid secondary shelf offering as permitted by Rule 415.

Accordingly, if the Staff has no further comments with respect to the Registration Statement, the Company respectfully requests that the effectiveness of the Registration

Statements be accelerated to 1:00 p.m. EST on December 15, 2006, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement;

•    the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; and

•    the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

The Company will be providing its acceleration request letter, including the above acknowledgements, under a separate cover.

Please direct any further questions or comments concerning this response letter to me at (415) 399-3174.

Sincerely,

/s/ Julia Vax

Julia Vax

cc:	Jay Mumford, Division of Corporation Finance
A. Richard Juelis, World Heart Corporation